UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-09811

BBX CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida, 33301

(954) 940-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights(1)

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

Preferred Share Purchase Rights(2)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, BBX Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 14, 2020	By:	/s/ Raymond S. Lopez
Raymond S. Lopez
Executive Vice President and Chief Financial Officer

(1)

Represents the Preferred Share Purchase Rights issued under the registrant’s Rights Agreement dated September 21, 2009, which Rights Agreement and related Preferred Share Purchase Rights (the “Expired Rights”) have expired in accordance with their terms. The Expired Rights were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on Form 8-A filed by the registrant with the Securities and Exchange Commission on September 25, 2009.

(2)	Represents the Preferred Share Purchase Rights issued under the registrant’s Rights Agreement dated June 17, 2020, which Rights Agreement and related Preferred Share Purchase Rights remain in effect.